October 10, 2005

Ms. Michele Gohlke
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:          SonoSite, Inc.
                Form 10-K for the year ended December 31, 2004
                Form 10-Q for the Quarter Ended March 31, 2005 and June 30, 2005
                File No. 000-23791

Dear Ms. Gohlke:

We received your letter dated September 29, 2005 regarding your review and comments of our filings referenced above.  In order to thoughtfully respond to your comments, we respectfully request an extension until October 31, 2005 to do so.  Please let us know whether this extension is acceptable to you.

Sincerely,

/s/ Michael J. Schuh

Michael J. Schuh
Chief Financial Officer
SonoSite, Inc.